

Mail Stop 7010

February 25, 2009

By U.S. Mail and Facsimile to (651) 293-2573

Lawrence T. Bell
General Counsel
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

Re: Ecolab Inc.
Form 10-K for Fiscal Year Ended
December 31, 2007
Proxy Statement on Schedule 14A
Filed on March 19, 2008
File No. 1-09328

Dear Mr. Baker:

We have reviewed your response letter dated February 19, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 25

1.   We have considered your response to prior comment 4 and your request for confidential treatment. It is unclear how disclosure of these targets would provide competitive harm, especially since the prior fiscal year for which the targets applied has passed and the actual financial results of that fiscal year are available. Please either disclose your historical incentive targets in future filings or provide us with a more detailed description of each target to be excluded as well as your analysis of why you believe that disclosure of each target would result in competitive harm. For example, for each named executive officer, please specify his or her targets and provide a more detailed explanation of how disclosure of these targets would cause you competitive harm, including an explanation of how the specific competitive advantage would be attained through disclosure of these targets, addressing the fact that the targets relate to a past fiscal year.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Sarah Erickson (v*ia facsimile 651/ 293-2573)*
    Associate General Counsel
    Ecolab Inc.